Exhibit 12.1

McKESSON CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended December 31, 2012	For the Years Ended March 31,
(Dollars in millions)		2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income taxes	$1,533	$1,919	$1,635	$1,864	$1,064	$1,457
Adjustments for equity in net income of and dividends from equity investees	(2)	(2)	9	(2)	(1)	(17)
Fixed charges	230	332	280	240	195	198
Amortization of capitalized interest	2	3	3	4	4	4
Less: Capitalized interest	(1)	(1)	(3)	—	(1)	(3)

Earnings as adjusted	$1,762	$2,251	$1,924	$2,106	$1,261	$1,639

Fixed charges:
Interest expense (a) (b)	$170	$251	$222	$187	$144	$142
Capitalized interest	1	1	3	—	1	3
Portion of rental expense representative of the interest factor (c)	59	80	55	53	50	53

Total fixed charges	$230	$332	$280	$240	$195	$198

Ratio:
Ratio of earnings to fixed charges	7.7	6.8	6.9	8.8	6.5	8.3

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.
(b)	Interest accrued on the liability recorded for uncertain tax positions is excluded from interest expense.
(c)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.